UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

(Amendment No.   )*

Under the Securities Exchange Act of 1934

Entravision Communications Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29382R 10 7

(CUSIP Number)

Walter F. Ulloa

Chairman and Chief Executive Officer

2425 Olympic Boulevard, Suite 6000 West

Santa Monica, California 90404

Telephone: (310) 447 3870

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 29, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 29382R107	13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS Walter F. Ulloa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,320,609 (1)(2)
	8	SHARED VOTING POWER 3,753,895 (3)
	9	SOLE DISPOSITIVE POWER 12,320,609 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,074,504 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (2)(4)(5)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 614,819 shares of Class A Common Stock held of record by Mr. Ulloa; (ii) 216,000 shares of Class A common stock issuable upon exercise of options that are exercisable within sixty days of May 4, 2020; (iii) 425 shares of Class A Common Stock held by Mr. Ulloa’s spouse; (iv) 889,848 shares of Class B Common Stock held by The Walter F. Ulloa Irrevocable Trust of 1996; and (v) 10,599,517 shares of Class B Common Stock held by the Seros Ulloa Family Trust of 1996.  In addition, pursuant to the Voting Agreement (defined herein), Mr. Ulloa and Mr. Zevnik have agreed to vote all shares held by them (i) in favor of the election of each of them as directors, (ii) in favor of the election of any other nominee for election as director as directed by Mr. Ulloa, and (iii) any time a matter other than election or removal of directors is submitted to the stockholders of the company, as directed by Mr. Ulloa.  Mr. Ulloa disclaims beneficial ownership of shares beneficially owned by Mr. Zevnik.

(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)

Represents (i) 20,000 shares of Class A common stock held of record by Mr. Zevnik; (ii) 85,647 shares of Class A common stock issuable upon the settlement of restricted stock units releasable within sixty days of May 4, 2020; (iii) 10,000 shares of Class A common stock held by The Zevnik Charitable Foundation issuable upon the settlement of restricted stock units releasable within sixty days of May 4, 2020; (iv) 200,000 shares of Class A common stock issuable upon exercise of options that are exercisable within sixty days of May 4, 2020; (v) 2,887,582 shares of Class B common stock held by The Paul A. Zevnik Revocable Trust of 2000; and (vi) 550,666 shares of Class B common stock held by The Paul A. Zevnik Irrevocable Trust of 1996 beneficially owned by Mr. Zevnik over which Mr. Ulloa has shared voting power pursuant to the terms of the Voting Agreement. Mr. Ulloa disclaims beneficial ownership of shares beneficially owned by Mr. Zevnik.

(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by Mr. Ulloa as set forth in Row 11 by (b) the sum of (i) 59,815,198 shares of Class A Common Stock outstanding as of May 4, 2020, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Commission on May 8, 2020, and (ii) 11,489,365 shares of Class B Common Stock beneficially owned by Mr. Ulloa, 3,438,248 shares of Class B Common Stock held by Mr. Zevnik for which Mr. Ulloa may be deemed to have beneficial ownership by virtue of the Voting Agreement, 216,000 shares of Class A Common Stock that may be issuable within 60 days upon exercise of options held by Mr. Ulloa, and 295,647 shares of Class A Common Stock that may be issuable within 60 days upon settlement of restricted stock units and upon exercise of options beneficially owned by Mr. Zevnik for which Mr. Ulloa may be deemed to have beneficial ownership by virtue of the Voting Agreement.

CUSIP No. 29382R107	13D	Page 3 of 10

The aggregate number of shares of Class B Common Stock beneficially owned by Mr. Ulloa as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership in Row 13.

(5)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 29382R107	13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS Paul A. Zevnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,753,895 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,753,895 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,753,895 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (2)(3)(4)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 20,000 shares of Class A common stock held of record by Mr. Zevnik; (ii) 85,647 shares of Class A common stock issuable upon the settlement of restricted stock units releasable within sixty days of May 4, 2020; (iii) 10,000 shares of Class A common stock held by The Zevnik Charitable Foundation issuable upon the settlement of restricted stock units releasable within sixty days of May 4, 2020; (iv) 200,000 shares of Class A common stock issuable upon exercise of options that are exercisable within sixty days of May 4, 2020; (v) 2,887,582 shares of Class B common stock held by The Paul A. Zevnik Revocable Trust of 2000; and (vi) 550,666 shares of Class B common stock held by The Paul A. Zevnik Irrevocable Trust of 1996.  In addition, pursuant to the Voting Agreement (defined herein), Mr. Ulloa and Mr. Zevnik have agreed to vote all shares held by them (i) in favor of the election of each of them as directors, (ii) in favor of the election of any other nominee for election as director as directed by Mr. Ulloa, and (iii) any time a matter other than election or removal of directors is submitted to the stockholders of the company, as directed by Mr. Ulloa.  Does not include shares beneficially owned by Mr. Ulloa. Mr. Zevnik disclaims beneficial ownership of shares beneficially owned by Mr. Ulloa.

(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by Mr. Zevnik as set forth in Row 9 by (b) the sum of (i) 59,815,198 shares of Class A Common Stock outstanding as of May 4, 2020, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Commission on May 8, 2020, and (ii) 3,438,248 shares of Class B Common Stock beneficially owned by Mr. Zevnik, and 295,647 shares of Class A Common Stock that may be issuable within 60 days upon settlement of restricted stock units and upon exercise of options beneficially owned by Mr. Zevnik. The aggregate number of shares of Class B Common Stock beneficially owned by Mr. Zevnik as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership in Row 13.

(4)

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 29382R107	13D	Page 5 of 10

Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”), of Entravision Communications Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404.

Item 2.	Identity and Background

(a)This Statement is being filed by jointly by the following persons:

Walter F. Ulloa

Paul A. Zevnik

(each a “Reporting Person” and collectively the “Reporting Persons”)

(b)The business address for each of the Reporting Persons is:

c/o Entravision Communications Corporation

2425 Olympic Boulevard, Suite 6000 West

Santa Monica, California 90404

(c)Mr. Ulloa is Chairman of the Board and Chief Executive Officer of the Issuer, whose address is: 2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404.

Mr. Zevnik is a partner with the law firm of Morgan, Lewis & Bockius, LLP, whose address is 1111 Pennsylvania Ave. NW, Washington, DC 20004-2541.  Mr. Zevnik is also a director of the Issuer.

(d)None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)None of the Reporting Persons during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Each of the Reporting Persons is a natural person and citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Class B Common Stock of the Issuer presently beneficially owned by the Reporting Persons were acquired prior to the Issuer’s initial public offering in August 2000 (the “IPO”).

Other than 425 shares of Class A Common Stock held by his wife which were acquired with personal funds, all of the shares of Class A Common Stock beneficially owned by Mr. Ulloa were acquired upon the vesting of restricted stock units or the exercise of stock options granted by the Issuer in connection with his employment with the Issuer.

All of the shares of Class A Common Stock beneficially owned by Mr. Zevnik were acquired upon the vesting of restricted stock units or the exercise of stock options granted by the Issuer in connection with his service as a director of the Issuer.

CUSIP No. 29382R107	13D	Page 6 of 10

Item 4.	Purpose of the Transaction

Mr. Ulloa is the Chairman and Chief Executive Officer of the Issuer and has served in such capacity since the Issuer's inception in 1996.  Mr. Zevnik has been a director of the Issuer since the IPO in August 2000.  The Reporting Persons are filing this Schedule 13D for the purpose of disclosing the new Voting Agreement entered into on April 29, 2020 as described below.

In 2000, Mr. Ulloa and Mr. Zevnik and certain of their affiliates entered into a voting agreement (the “Original Voting Agreement”) with the other holder of Class B Common Stock at that time, Philip Wilkinson.  Under this agreement, each of the stockholders agreed to vote, or cause to be voted, all voting securities in favor of the nominees designated in writing by both Walter Ulloa and Philip Wilkinson.  In addition, Mr. Zevnik agreed to vote all voting securities held by him in the same manner as both Walter Ulloa and Philip Wilkinson.   Mr. Wilkinson resigned as director of the Issuer in February 2015, all shares of Class B Common Stock held by Mr. Wilkinson and his related trusts converted to Class A Common Stock, and the Original Voting Agreement terminated with respect to Mr. Wilkinson in February 2015. In February 2015, Mr. Wilkinson resigned as director of the Issuer, all shares of Class B Common Stock held by Mr. Wilkinson and his related trusts converted to Class A Common Stock and the Original Voting Agreement terminated with respect to Mr. Wilkinson.

To clarify, confirm and modify their rights and obligations under the Voting Agreement, Mr. Ulloa and Mr. Zevnik amended and restated the Original Voting Agreement effective as of April 29, 2020 (as amended and restated, the “Voting Agreement”).  Pursuant to the Voting Agreement, Messrs. Ulloa and Zevnik have agreed to vote all shares held by them (i) in favor of the election of each of them as directors, (ii) in favor of the election of any other nominee for election as director as directed by Mr. Ulloa, and (iii) any time a matter other than election or removal of directors is submitted to the stockholders of the company, as directed by Mr. Ulloa.

Each of the Reporting Persons holds the shares covered by this statement for investment purposes.  The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon such Reporting Person’s continuing assessments of the Issuer’s business, affairs and financial position, other developments concerning the Issuer, the price level of the Issuer’s Class A Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities, and may in the future take such actions with respect to his investment in the Issuer as he deems appropriate in light of the circumstances existing from time to time.  The Reporting Persons may also discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Mr. Ulloa is the Chairman and Chief Executive Officer of the Issuer, and Mr. Zevnik is a director of the Issuer and accordingly, each of the Reporting Persons, in such respective capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Except as described in this Schedule 13D and under the Voting Agreement and in each of their current roles as officer and/or director of the Issuer, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

CUSIP No. 29382R107	13D	Page 7 of 10

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of Class A Common Stock subject to options, restricted stock units and Class B Common Stock currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for determining the number of shares beneficially owned and for computing the percentage ownership of the person holding such convertible securities, but are not deemed outstanding for computing the percentage of any other person.  Except as indicated below, the persons and entities named have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Percentage ownership calculations are based on 59,815,198 shares of Class A Common Stock and 14,927,613 shares of Class B Common Stock outstanding as of May 4, 2020.

Pursuant to the Voting Agreement, Mr. Ulloa and Mr. Zevnik have agreed to vote all shares held by them (1) in favor of the election of each of them as directors, (2) in favor of the election of any other nominee for election as director as directed by Mr. Ulloa, and (3) any time a matter other than election or removal of directors is submitted to the stockholders of the company, as directed by Mr. Ulloa.

As a result of the terms of the Voting Agreement, Mr. Ulloa has shared voting power with respect to 3,438,248 shares of Class B Common Stock and 315,647 shares of Class A Common Stock beneficially owned by Mr. Zevnik.  Mr. Zevnik does not share voting power with respect to Mr. Ulloa’s shares other than with respect to the limited obligation of Mr. Ulloa to vote his shares in favor of Mr. Zevnik in the election of directors of the Issuer.

Each of the Reporting Persons expressly disclaims beneficial ownership over any shares of Class A Common Stock or Class B Common Stock that they may be deemed to beneficially own solely by reason of the Voting Agreement. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

As described in Item 4, Mr. Ulloa and Mr. Zevnik may be deemed to have formed a “group” for purposes of Section 13(d) of the Exchange Act as a result of the agreements set forth in the Voting Agreement.  For Section 13(d) purposes, this “group” is deemed to beneficially own an aggregate of 1,146,891 shares of Class A Common Stock and 14,927,613 shares of Class B Common Stock, which represents a beneficial ownership interest in the Issuer’s Class A Common Stock (calculated in accordance with Rule 13d-3) of 21.4%.  These shares are comprised of the sum of the shares beneficially owned by Mr. Ulloa and Mr. Zevnik.

(c) None of the Reporting Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d)The beneficial ownership reported for Mr. Ulloa includes (i) 10,599,517 shares held by the Seros Ulloa Family Trust of 1996 and (ii) 889,848 shares held by The Walter F. Ulloa Irrevocable Trust of 1996.

The beneficial ownership reported for Mr. Zevnik includes (i) 10,000 shares of Class A common stock held by The Zevnik Charitable Foundation issuable upon the settlement of restricted stock units releasable within sixty days of May 4, 2020; (ii) 2,887,582 shares of Class B common stock held by The Paul A. Zevnik Revocable Trust of 2000; and (iii) 550,666 shares of Class B common stock held by The Paul A. Zevnik Irrevocable Trust of 1996.

(e)Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Items 4 and 5 hereof are incorporated by reference in their entirety.

As described more fully in Item 4, Mr. Ulloa and Mr. Zevnik entered into the Voting Agreement effective as of April 29, 2020.

CUSIP No. 29382R107	13D	Page 8 of 10

The Voting Agreement expires (i) with the written consent of each of Mr. Ulloa and Mr. Zevnik, or (ii) with respect to Mr. Ulloa, Mr. Zevnik or any other party thereto, in the event such party does not own or hold any shares of Class B Common Stock.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

Exhibit Number	Title
99.1	Joint Filing Agreement dated May 15, 2020
99.2	Amended and Restated Voting Agreement dated April 29, 2020

CUSIP No. 29382R107	13D	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2020

	By:	/s/ Walter F. Ulloa
Walter F. Ulloa

CUSIP No. 29382R107	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2020

	By:	/s/ Paul A. Zevnik
PAUL A. ZEVNIK